UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 16, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

America's Car-Mart, Inc.
File No. 0-14939 - CF#34025

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America's Car-Mart, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.1 and 10.2 to a Form 8-K filed on June 23, 2015, as modified by the same contracts refiled with fewer redactions as Exhibits 10.1 and 10.2 to a Form 8-K/A filed on July 22, 2016.

Based on representations by America's Car-Mart, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

> Exhibit 10.1 to Form 8-K filed June 23, 2015 through July 30, 2017
> Exhibit 10.2 to Form 8-K filed June 23, 2015 through July 30, 2017
> Exhibit 10.1 to Form 8-K/A filed July 22, 2016 through July 30, 2017
> Exhibit 10.2 to Form 8-K/A filed July 22, 2016 through July 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary